United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December 2007

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

MINUTES OF EXECUTIVE BOARD MEETING

Date, place and time: December 21, 2007, at 10:00am, in the Company's branch located at Av. Brigadeiro Faria Lima 2.277 - 4th floor, in the City of São Paulo - SP.

Quorum:

Regularly invited, the following members of the Executive Board attended the meeting: Carlos Augusto Lira Aguiar, President, João Felipe Carsalade, Walter Lídio Nunes and Isac Roffé Zagury.

Chair:

The Chair of the Meeting was taken over by Mr. Carlos Augusto Lira Aguiar, President of the Company, who invited Mr. José Luiz Braga, General Counsel of the Company, to act as Secretary.

Deliberations Summary:

Interest on Shareholders Equity

Exercising the powers granted by the Board of Directors of the Company, in accordance with the decision taken in the meeting held on March 21, 2007, the Executive Board approved the declaration and payment of Interest on Shareholders Equity by the Company in the total amount of R$78,900,000.00 (seventy eight million and nine hundred thousand reais), based on the profit of the fiscal year 2007 or accumulated profits and profit reserves, pursuant to and in accordance with the limits set forth in article 9 of Law 9.249/95. The Interest on Shareholders Equity shall be attributed to the minimum compulsory dividend relating to the fiscal year 2007, as authorized by paragraph 7 of article 9 of Law 9.249/95, and shall be declared and paid pursuant to the equity holdings on December 26, 2007. Each block of 1,000 (one thousand) common shares shall be entitled to the gross amount of R$72.50799744 and each block of 1,000 (one thousand) preferred shares of classes "A" and "B" shall be entitled to the gross amount of R$79.75879718. The payment of the Interest on Shareholders Equity shall be made as from January 16, 2008, without monthly correction. The amounts declared as Interest on Shareholders Equity are subject to Income Tax Withheld, at the rate of 15%, resulting in a net amount of R$61.63179783 for each block of 1,000 (one thousand) common shares and net amount of R$67.79497761 for each block of 1,000 (one thousand) preferred shares of classes "A" and "B", except with respect to the shareholders that provide to the Company, by December 27, 2007, documentary evidence of their tax exemption. Shareholders domiciled in countries that do not tax income, or tax income at a maximum rate of less than twenty percent are subject to Income Tax Withheld, at a rate of 25%, under the prevailing legislation. The shares of the Company shall be traded "ex-Interest on Shareholders Equity" as from December 27, 2007.

Closing:

The resolutions were taken by unanimous approval from the attending Officers. Since there was no further business, the Meeting was closed with the drawing up of these Minutes that are signed by those present.

São Paulo, December 21, 2007.

Carlos Augusto Lira Aguiar

Chair of the Meeting - President of the Company

José Luiz Braga Secretary

João Felipe Carsalade

Walter Lídio Nunes

Isac Roffé Zagury

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2007

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer